INVESTMENT MANAGERS SERIES TRUST

INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 27, 2020

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (File No. 811-21719 -and Investment Managers Series Trust II (File No. 811-22894) (“Registrants”)

This letter summarizes the comments provided by Mr. David Manion of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 27, 2020, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for various funds covering years ended April 30, 2019 through December 31, 2019. Responses to all the comments are included below:

1.	Update the status of the below liquidated funds as “inactive” on EDGAR:

S000042931	361 Macro Opportunity Fund
S000032979	Palmer Square Strategic Credit Fund
S000036449	Palmer Square SSI Alternative Income Fund
S000022612	Zacks Market Neutral Fund
S000043344	Cedar Ridge Unconstrained Credit Fund
S000046473	Regal Total Return Fund

Response: The Registrants will review and update any liquidated series/class identifiers as “inactive” on EDGAR as requested. Please note, however, that certain funds that were recently liquidated will be updated as “inactive” after all EDGAR filings (i.e., final N24f-2 or Form N-CEN) have been completed.

2.	Please confirm in the response letter that the Funds’ Prospectuses Principal Risks will be listed in order of importance rather than in alphabetical order in the next annual update.

Response: The Registrants will implement the requested change at the Funds’ next annual prospectus update.

3.	With respect to the AAM/HIMCO Short Duration Fund and the Palmer Square Income Plus Fund, please explain in the response letter how the Funds account for unfunded loan commitments. In addition, disclose unfunded amount, unrealized appreciation or depreciation on the unfunded amount, and express such amounts as percentage of net assets in future reports.

Response: The Funds investment in banks loans where all or a portion of the loan may be unfunded, are generally valued in the same manner as other loan securities and are disclosed as unfunded loan commitments in the Fund’s Schedule of Investments with a corresponding payable for investments purchased. The Registrant will include the requested disclosures in future reports.

4.	Include cash and cash equivalents in Statement of Cash Flows in future reports.

Response: The Registrant will include the requested change in future reports.

5.	For long/short funds that used proceeds from short sales to purchase long securities, include disclosures for borrowings pursuant to ASC 860 in future reports.

Response: The Registrants will add the requested disclosures, if applicable, in future reports.

6.	Include amount segregated or pledged to cover short sales in future reports.

Response: The Registrants will add the requested disclosures in future reports.

7.	With respect to the Palmer Square Income Plus Fund and Palmer Square Short Duration Investment Grade Fund, please provide the Funds’ investments equity tranches of collateralized loan obligations (“CLOs”) as a percentage of net assets at June 30, 2019 and explain how the Funds account for income received from equity tranches of CLOs.

Response: The Registrants confirm that the Palmer Square Funds did not invest in equity tranches of CLOs during the fiscal year ended June 30, 2019.

8.	The Towle Deep Value Fund is a non-diversified fund but appears to have operated for three years as a diversified fund. Please confirm that the Fund will obtain shareholder approval to change back to a non-diversified fund under Rule 13(a)-1.

Response: The Towle Deep Value Fund operated as a non-diversified fund during certain periods in 2019 accordingly, it is a non-diversified fund.

9.	The 361 Managed Futures Strategy Fund has significant investments, 40% in consumer-loans under Asset Backed Securities as of October 31, 2019, please consider adding relevant consumer-loans risk disclosures in the prospectus.

Response: The Registrants will consider adding consumer-loans related risk disclosures in its next annual prospectus update.

10.	As of October 31, 2019, the 361 Domestic Long/Short Equity Fund had 33.2% investments in Consumer Non-Cyclical sector and the 361 U.S. Small Cap Equity Fund had 27.9% in Financial sector, please consider adding relevant risk disclosures for these sectors in the prospectus.

Response: The investment classifications used in the Funds’ shareholder reports are at the sector level, which are broader and generally include more than one industry and sub-industries. The Funds will consider adding related risks disclosures for these sectors in their next annual prospectus update. However, please note that these Funds do not have a policy to concentrate in any one industry or group of industries, which are more precise than the sector level.

11.	With respect to the Braddock Multi-Strategy Income Fund, please explain how the use of “purchase price” as Unobservable Input for valuation of Level 3 securities meets the requirements of ASC 820-10-50.

Response: ASC 820 define fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.  The Fund’s sub-advisor took into account the market trades and market information they observed and determined the purchase price assigned to the Level 3 security represents fair value as defined under ASC 820 at December 31, 2019.  The Registrants will continue to review fair value disclosures for Level 3 securities to ensure they comply with ASC 820 in future reports.

12.	With the upcoming discontinuation of LIBOR, include LIBOR disclosures for Funds with significant investments tied to LIBOR.

Response: The Registrants will add the requested disclosure to the relevant Funds’ annual prospectus update.

* * * * *

If you have any questions or additional comments, please contact the undersigned at 626-914-1041. Thank you.

Sincerely,

/s/RITA DAM

Rita Dam

Treasurer

3